Exhibit (a)(5)(F)

GENERAL WILLIAM LYON INCREASES OFFER FOR SHARES OF

WILLIAM LYON HOMES TO $109.00 PER SHARE

Amended Offer to Remain Open Until May 12th

Newport Beach, Calif. — May 1, 2006 — General William Lyon today announced that he will amend his tender offer for all the outstanding shares of William Lyon Homes (NYSE— WLS) common stock not already owned by him by increasing the offer price to $109.00 per share and by extending the expiration date until 12:00 midnight, New York City time, on Friday, May 12, 2006. The special committee of the board of directors of William Lyon Homes, consisting of three independent directors, has determined that it will recommend that stockholders tender their shares in connection with the amended offer.

The revised offer price represents a premium of approximately 44% over the closing price of William Lyon Homes common stock on March 16, 2006, the last trading day prior to the announcement of the tender offer, an increase of approximately 17% over the original offer price of $93.00, and an increase of 9% over the last amended offer price of $100.00.

General Lyon noted: “I believe that this, my best and final offer, has sufficient stockholder support to allow me to complete the offer on May 12, subject, of course, to satisfaction of the offer conditions. I will not increase the offer price any further.”

If the offer is completed, General Lyon has also agreed to pay stockholders who have validly tendered their shares as of the expiration date of the offer any incremental price difference should General Lyon acquire additional shares of William Lyon Homes at a price higher than $109.00 per share during the 90-day period following the offer. All other terms and conditions of the amended offer remain the same, as set forth in the tender offer materials disseminated by General Lyon. In particular, the amended offer is subject to the non-waivable condition that there shall have been validly tendered and not withdrawn before the amended offer expires at least a majority of the shares (including shares issued upon the exercise of vested options prior to the expiration of the amended offer) not owned by General Lyon, The William Harwell Lyon 1987 Trust, The William Harwell Lyon Separate Property Trust and the officers and directors of William Lyon Homes immediately prior to the commencement of the original offer. The amended offer is also subject to additional conditions described in the tender offer materials, including the condition that General Lyon receive the proceeds under his financing commitment from Lehman Commercial Paper Inc. and Lehman Brothers Inc. (which commitment has been increased in connection with the increase in the offer price). If the conditions to the offer are satisfied or waived on the expiration date, stockholders who have already tendered their shares will receive the increased offer price of $109.00 per share and need not take any additional action to receive such price.

Based on preliminary information, Computershare Trust Company of New York, the depositary for the offer, has advised General Lyon that 969,501 shares were tendered and not withdrawn as of midnight on Friday, April 28, 2006. General Lyon subsequently has received a binding commitment from a stockholder to tender at the increased offer price an additional 308,900 shares which, together with the shares previously tendered, would be sufficient to satisfy the majority of the minority condition. In addition, Wade H. Cable, President and Chief Operating Officer of William Lyon Homes, who controls 247,708 shares held in a family trust and who holds employee stock options to acquire up to an additional 50,000 shares, has informed General Lyon and the special committee of his intention to tender all shares owned or controlled by him if the majority of the minority condition is or appears likely to be satisfied. The shares previously tendered, together with the shares committed to be tendered, the shares owned or controlled by Mr. Cable and the shares already owned by General Lyon, The William Harwell Lyon 1987 Trust and The William Harwell Lyon Separate Property Trust, represent approximately 89.3% of William Lyon Homes’ outstanding common stock on a fully-diluted basis.

General Lyon will supplement his Offer to Purchase and amend his tender offer and Rule 13e-3 transaction statements, and William Lyon Homes will amend its solicitation/recommendation statement (in each case on file with the U.S. Securities and Exchange Commission), shortly to reflect the increased offer price and other relevant changes.

This press release is intended for informational purposes only and is not an offer to buy, a solicitation of an offer to sell or a recommendation to sell any shares of William Lyon Homes common stock. The solicitation of offers to sell shares of William Lyon Homes common stock is made pursuant to a tender offer statement on Schedule TO and an offer to purchase and related materials filed with the SEC. William Lyon Homes stockholders and other interested parties are urged to read the tender offer statement on Schedule TO, the offer to purchase, William Lyon Homes’ Solicitation/Recommendation Statement on Schedule 14D–9, and other relevant documents filed with the SEC because they contain important information. Investors can obtain the tender offer statement and other publicly filed documents without charge from the web site maintained by the SEC at www.sec.gov.